UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, par value $ 0.01
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

RENE GARCIA
1600 Northwest 84th Avenue
Miami, Florida 33126
(305) 778 -6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RGARCIA INVESTMENT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,847
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 277,847
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON GARCIA 2012 FAMILY DYNASTY TRUST #2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON GARCIA 2012 FAMILY DYNASTY TRUST #3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA PIREZ 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,277*
	8	SHARED VOTING POWER 931,569
	9	SOLE DISPOSITIVE POWER 511,277*
	10	SHARED DISPOSITIVE POWER 931,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,846*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA HALEY 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,278*
	8	SHARED VOTING POWER 931,569
	9	SOLE DISPOSITIVE POWER 511,278*
	10	SHARED DISPOSITIVE POWER 931,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON VICTOR GARCIA 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,278*
	8	SHARED VOTING POWER 931,569
	9	SOLE DISPOSITIVE POWER 511,278*
	10	SHARED DISPOSITIVE POWER 931,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,847*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JM-CO CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,236
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 830,236
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON AQUA CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,333
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACAVI INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 101,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 101,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON PREMIER TRUST, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,465,402*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,465,402*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,402*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA PIREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,231,972*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,231,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,972*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON VICTOR GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,720,693*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,720,693*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,693*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RENE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,995*
	8	SHARED VOTING POWER 2,743,249*
	9	SOLE DISPOSITIVE POWER 89,995*
	10	SHARED DISPOSITIVE POWER 2,743,249*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,244*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

INTRODUCTORY NOTE

This Amendment No. 3 amends the Schedule 13D originally filed August 21, 2008 as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Perfumania Holdings, Inc. (the “Issuer”), by Rene Garcia, and as amended, with the other signatories below, including JM-CO Capital Fund, LLC (collectively, the “Garcia Group”).  Except as amended hereby, the Schedule 13D remains effective.
Item 3.          Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following information:
JM-CO Capital Fund, LLC (“JM”) has used and intends to use $570,538.40 of company funds and 619,751 of the outstanding shares of Common Stock JM beneficially owns to make an investment in MJA Beauty, LLC, a Delaware limited liability company (“New HoldCo”), which JM intends for New HoldCo to use, along with funds from other members of the Investor Group (as defined below), to make its investment in the Issuer contemplated by the Investment Agreement (as defined below).
Item 4.          Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following information:
JM has contributed, or intends to promptly contribute, 619,751 of the outstanding shares of Common Stock beneficially owned by it to New HoldCo, along with a cash investment by JM of $570,538.40. The other investors in New HoldCo consist of Steven, Glenn, Arlene and Ruth Nussdorf (collectively, the “Nussdorf Family”) and their affiliates (collectively with JM, the “Investor Group”).  In connection therewith, as of August 26, 2017, New HoldCo and the Investor Group entered into an Investment Agreement (the “Investment Agreement”)

with the Issuer pursuant to which New HoldCo has agreed to accept capital contributions from the Investor Group of an aggregate of 8,362,032 shares (representing 53.97% of the issued and outstanding shares of the Issuer's common stock) and make a new equity investment in the Issuer in the aggregate amount of $14,263,460 in connection with the proposed reorganization (the “Reorganization”) of the Issuer and its subsidiaries (collectively, the “Debtors”) pursuant to a Chapter 11 bankruptcy proceeding as contemplated in the Prepackaged Joint Chapter 11 Plan of Reorganization of Model Reorg Acquisitions, LLC and its Affiliated Debtors and Debtors in Possession (the “Plan of Reorganization”) filed by the Debtors in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on August 26, 2017.  Under the Investment Agreement, the investment to be made by New HoldCo in the Issuer would be funded by the cash contributions from JM and the rest of the Investor Group would be made prior to the effective time of the Plan of Reorganization.  If implemented, the Plan of Reorganization and the Investment Agreement would result in New HoldCo directly or indirectly holding all of the outstanding equity interests of the restructured Debtors (the “Reorganized Debtors”).

The Plan of Reorganization provides for the cancellation of all of the issued and outstanding shares of Common Stock, including the shares of Common Stock held by New HoldCo, and all other warrants, options or other rights exercisable for shares of Common Stock for no consideration, as of the effective time of the Plan of Reorganization.  However, the Plan of Reorganization would entitle each stockholder of the Issuer as of the effective time of the Plan of Reorganization (other than New HoldCo) to receive a payment of $2.00 for each share of Common Stock held by such stockholder in exchange for the execution of a release discharging any and all claims against certain released parties, including the Debtors, the Reorganized Debtors, the Investor Group and New HoldCo.  The members of the Garcia Group intend to execute and deliver such releases in connection with the Plan of Reorganization and receive the payment of $2.00 for all shares held by them that were not contributed to New HoldCo.  Any payments made in connection with such a release under the Plan of Reorganization would be funded by New HoldCo’s equity investment under the Investment Agreement, and, to the extent stockholders declined to execute a release,  New HoldCo’s investment would also fund other distributions to be made under the Plan of Reorganization, as well as the Issuer’s ongoing operations.  In return for this investment, the Investment Agreement would require the Reorganized Debtors to issue new equity to New HoldCo, which would result in New HoldCo directly or indirectly owning 100% of the equity interests in Reorganized Debtors.

The Plan of Reorganization is subject to a number of conditions, including the Bankruptcy Court’s entry of a final confirmation order approving the Plan of Reorganization, the Issuer’s obtainment of a sufficient asset-based revolving credit facility, the satisfaction or waiver of the conditions to the consummation of New HoldCo’s investment under the Investment Agreement, the adoption of new governing documents of the Reorganized Debtors and the obtainment of other consents, authorizations and approvals as required by applicable law.  In addition, the transactions contemplated by the Investment Agreement will not occur and no investment thereunder will be made by New HoldCo or the Investor Group unless the Plan of Reorganization is confirmed by the Bankruptcy Court pursuant to a confirmation order satisfactory in all material respects to New HoldCo and the Issuer prior to October 31, 2017.  As such, there can be no assurance that there will be any restructuring of any of the Debtors or that stockholders of the Issuer will be able to receive any consideration in respect of their shares of Common Stock or any release of claims or otherwise.  Moreover, in the event that the Reorganization is undertaken, stockholders of the Issuer will not be entitled to receive any consideration in connection therewith unless they provide a release in accordance with the terms of the Plan of Reorganization.

Other than as set forth above, JM does not have current plans or proposals to acquire or dispose of additional securities of the Issuer, or to change the present board of directors or management of the Debtors.
The foregoing description of the Investment Agreement and of the Plan of Reorganization does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the Plan of Reorganization, which are filed herewith and incorporated herein by reference.
Item 5.	Interests in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following:
The following paragraphs in paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
As of the date hereof, JM-CO Capital directly beneficially owns 830,236 Issuer Shares, constituting approximately 5.4% of the Issuer Shares outstanding.  As the members of JM-CO Capital, each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust may be deemed to be the beneficial owners of the 830,236 Issuer Shares owned directly by JM-CO Capital.  As the investment adviser of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 830,236 Issuer Shares owned directly by JM-CO Capital.  As the Trustee of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Premier Trust may be deemed to be the beneficial owner of the 830,236 Issuer Shares owned directly by JM-CO Capital.  As the Manager of JM-CO Capital and Successor Trust Protector of CMGP 2012 Trust, Ms. Haley may be deemed to be the beneficial owner of the 830,236 Issuer Shares owned directly by JM-CO Capital.  As the Successor Trust Protector of each of JMGH 2012 Trust and VG 2012 Trust, Ms. Pirez may be deemed to be the beneficial owner of the 830,236 Issuer Shares owned directly by JM-CO Capital.
As of the date hereof, CMGP 2012 Trust directly beneficially owns 511,277 Issuer Shares, including 389,662 Issuer Shares currently issuable upon the exercise of certain warrants, constituting approximately10.7% of the Issuer Shares outstanding.  As the investment adviser of CMGP 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 511,277 Issuer Shares owned directly by CMGP 2012 Trust.  As the Trustee of CMGP 2012 Trust, Premier Trust may be deemed the beneficial of the 511,277 Issuer Shares directly owned by CMGP 2012 Trust.  As the Successor Trust Protector of CMGP 2012 Trust, Ms. Haley may be deemed to be the beneficial owner of the 511,277 Issuer Shares owned directly by CMGP 2012 Trust.
As of the date hereof, each of JMGH 2012 Trust and VG 2012 Trust directly beneficially owns 511,278 Issuer Shares, including in each case 389,663 Issuer Shares currently issuable upon the exercise of certain warrants, each constituting approximately 10.7% of the Issuer Shares outstanding.  As the investment adviser of each of JMGH 2012 Trust and VG 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 1,022,556 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.  As the Trustee of each of JMGH 2012 Trust and VG 2012 Trust, Premier Trust may be deemed the beneficial of the 1,022,556 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.  As the Successor Trust Protector of each of JMGH 2012 Trust and VG 2012 Trust, Ms. Pirez may be deemed to be the beneficial owner of the 1,022,556 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.
The foregoing percentages are based on 15,493,763 shares of Common Stock outstanding as of June 16, 2017, as reported in the Issuer’s Form 10-Q filed on June 19, 2017.

          (c)          On August 26, 2017, JM transferred 619,751 shares of Common Stock to New HoldCo.  This transfer, along with a separate cash investment in the amount of $570,538.40, are being made as contributions to New HoldCo in consideration for JM receiving 4% of the equity interests in New HoldCo.

Item 6.	Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:
The amendment to Item 4 above is incorporated herein by reference.
Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:
Investment Agreement, dated as of August 26, 2017, by and among MJA Beauty, LLC, the Members (as defined therein) and Perfumania Holdings, Inc.
Prepackaged Joint Chapter 11 Plan of Reorganization of Model Reorg Acquisitions, LLC and its Affiliated Debtors and Debtors in Possession filed by Perfumania Holdings, Inc. on behalf of itself and its affiliates in the United States Bankruptcy Court for the District of Delaware on August 26, 2017

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2017
RGARCIA INVESTMENT HOLDINGS, LLC

By:	/S/ RENE GARCIA
	Name:	Rene Garcia
	Title:	Manager

GARCIA 2012 FAMILY DYNASTY TRUST #2

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Co-Trustee

GARCIA 2012 FAMILY DYNASTY TRUST #3

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Co-Trustee

CAROLINA MARIE GARCIA PIREZ 2012 DYNASTY TRUST By: Premier Trust, its trustee

By:	/S/ BRIAN SIMMONS
	Name:	Brian Simmons
	Title:	SVP/Trust Officer

JACQUELINE MARIE GARCIA HALEY 2012 DYNASTY TRUST By: Premier Trust, its trustee

By:	/S/ BRIAN SIMMONS
	Name:	Brian Simmons
	Title:	SVP/Trust Officer

VICTOR GARCIA 2012 DYNASTY TRUST By: Premier Trust, its trustee

By:	/S/ BRIAN SIMMONS
	Name:	Brian Simmons
	Title:	SVP/Trust Officer

PREMIER TRUST, INC.

By:	/S/ BRIAN SIMMONS
	Name:	Brian Simmons
	Title:	SVP/Trust Officer

JM-CO CAPITAL FUND, LLC

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Manager

JACAVI INVESTMENTS, LLC

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Manager

AQUA CAPITAL FUND, LLC By: Jacavi Investments, LLC, its Manager

By:	/S/ JACQUELINE MARIE GARCIA HALEY
JACQUELINE MARIE GARCIA HALEY

/S/ CAROLINA MARIE GARCIA PIREZ
CAROLINA MARIE GARCIA PIREZ

/S/ JACQUELINE MARIE GARCIA HALEY
JACQUELINE MARIE GARCIA HALEY

/S/ VICTOR GARCIA
VICTOR GARCIA

/S/ RENE GARCIA
RENE GARCIA